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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                            MICRO THERAPEUTICS, INC.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)

                                    59500W100

                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G

------------------------                               -------------------------
CUSIP NO.  59500W100                                        PAGE 2 OF 4 PAGES
------------------------                               -------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          George B. Wallace
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
                               5
          NUMBER OF                    SOLE VOTING POWER
           SHARES                      343,888
                               ------- -----------------------------------------
                               6
          REPORTING                    SHARED VOTING POWER
        BENEFICIALLY                   0
                               ------- -----------------------------------------
                               7
          OWNED BY                     SOLE DISPOSITIVE POWER
            EACH                       343,888
                               ------- -----------------------------------------
                               8
           PERSON                      SHARED DISPOSITIVE POWER
            WITH                       0
--------- ----------------------------------------------------------------------
9
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          343,888
--------- ----------------------------------------------------------------------
10
          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------- ----------------------------------------------------------------------
11
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.08%
--------- ----------------------------------------------------------------------
12
          TYPE OF REPORTING PERSON   (See Instructions)

          IN
--------- ----------------------------------------------------------------------


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ITEM 1.

         (a)   Name of Issuer:  Micro Therapeutics, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
                      2 Goodyear
                      Irvine, California  92618
ITEM 2.

        (a)    Name of Person Filing:  George B. Wallace

        (b)    Address of Principal Business Office:
                 2 Goodyear, Irvine, California  92618

        (c)    Citizenship:  United States of America

        (d)    Title of Class of Securities:  Common Stock

        (e)    CUSIP Number: 59500W100

ITEM 3.

        If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

        (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940;

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule
                13d-1(b)(1)(ii)(F)

        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note, See Item 7);

        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.   OWNERSHIP.

        If the percent of the class owned, as of December 31, 1998, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a) Amount beneficially owned: 343,888 shares of Common Stock; includes 55,315 shares subject to options exercisable within 60 days of December 31, 1998.

        (b)    Percent of Class:  5.08%

        (c)    Number of shares as to such person has:

               (i)   sole power to vote or to direct the vote of 343,888;

               (ii)  shared power to vote or to direct the vote of 0;

               (iii) sole power to dispose or to direct the disposition of
                     343,888;

               (iv)  shared power to dispose or to direct the disposition of 0.


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ITEM 5.   OWNERSHIP OF 5% OR LESS OF CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: |_|

ITEM 6.   OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.
          Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1999            By:  /s/  George B. Wallace
                                         ---------------------------------------
                                         George B. Wallace, President and Chief
                                         Executive Officer